UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G


                   Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                                Stinger Systems, Inc.
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                               (Name of Issuer)


                                 COMMON STOCK
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                          (Title of Class Securities)


                                  860837103
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                                (CUSIP Number)


                                January 25, 2007
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |_|   Rule 13d-1(b)

      |X|   Rule 13d-1(c)

      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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CUSIP No.  860837103
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      Name of Reporting Persons.
1     I.R.S. Identification Nos. of above persons (entities only).

      J. Carlo Cannell


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      Check the Appropriate Box if a Member of a Group (See Instructions)
2
      (a)

      (b)

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      SEC Use Only
3

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      Citizenship or Place of Organization
4
      USA

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              5    Sole Voting Power    1,739,025*




  number of
   shares
beneficially
  owned by
    each
  reporting
 person with


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              6    Shared Voting Power


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              7    Sole Dispositive Power

                   1,739,025*
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              8    Shared Dispositive Power


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9     Aggregate Amount Beneficially Owned by Each Reporting Person

      1,739,025*
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10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)


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11    Percent of Class Represented by Amount in Row (9)
      11.5%*
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12    Type  of Reporting Person (See Instructions)
      IN
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* This figure does not reflect certain warrants held by the Reporting Persons. The warrants contain certain restrictions on their exercise, including an issuance limitation prohibiting the holders and their affiliates from exercising the warrants to the extent that such exercise would result in beneficial ownership by such holders and affiliates of more than 4.99% of the shares of common stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant (the "4.99% Blocker").
  The 4.99% Blocker may be waived by a holder, at the election of such holder, upon not less than 61 days' prior notice to the company increasing the issuance limitation to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant (the "9.99% Blocker"). Upon such a change by a holder of the issuance limitation from a 4.99% Blocker to a 9.99% Blocker, the issuance limitation may not be further waived by such holder.
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Item 1.

    (a) Name of Issuer

        Stinger Systems, Inc.

    (b) Address of Issuer's Principal Executive Offices

        2701 N. Rocky Point Drive
        Suite 1130
        Tampa, FL 33607

Item 2.

    (a) Name of Person Filing

        The person filing this report is J. Carlo Cannell ("Cannell") who is the controlling member of Cannell Capital, LLC ("Adviser"). The Adviser acts as the investment sub adviser to The Cuttyhunk Fund Limited ("Cuttyhunk"), investment adviser to Anegada Master Fund Limited ("Anegada"), and TE Cannell Portfolio, Ltd. ("TEC") and is the general partner of and investment adviser to Tonga Partners, L.P. ("Tonga"), Tristan Partners, L.P. ("Tristan"), and Kauai Partners, L.P. ("Kauai" and, collectively, with Cuttyhunk, Anegada, TEC, Tonga and Tristan the "Funds").

        The principal business of each Fund is to invest in securities.

        Information with respect to each Reporting Person is given solely by the respective Reporting Person, and no Reporting Person undertakes hereby any responsibility for the accuracy or completeness or such information concerning any other Reporting Person.


    (b) Address of Principal Business office or, if None, Residence

        The principal office and business address of Mr. Cannell is P.O.Box 3459, 240 E. Deloney Ave., Jackson, WY 83001.

    (c) Citizenship

        USA

    (d) Title of Class Securities

        Common Stock

    (e) CUSIP Number

        860837103

Item 3. If this statement is filed pursuant to ss 240.13d-1(b), or ss 240.13d-2(b) or (c), check whether the person filing is a:

        N/A

Item 4. Ownership

        Common Stock:

        As of January 25, 2007, the Reporting Persons directly or indirectly beneficially owned 1,739,025 shares, or 11.5%, of Common Stock of Stinger Systems, Inc. (the approximate percentage of the shares of Common Stock owned is based on 15,068,500 shares of common stock outstanding by Stinger Systems, Inc., on January 25, 2007*). (1) Cuttyhunk owns 548,558 shares (3.5%) (2) Anegada owns 540,905 shares (3.4%) (3) TE Cannell owns 0 shares (0%) (4) Tonga owns 649,562 shares(4.1%) (5) Tristan owns 0 shares (0%) (6) Kauai owns 0 shares (0%) (7) J. Carlo Cannell owns 0 shares (0%).

        * This figure does not reflect certain warrants held by the Reporting Persons. The warrants contain certain restrictions on their exercise, including an issuance limitation prohibiting the holders and their affiliates from exercising the warrants to the extent that such exercise would result in beneficial ownership by such holders and affiliates of more than 4.99% of the shares of common stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant (the "4.99% Blocker"). The 4.99% Blocker may be waived by a holder, at the election of such holder, upon not less than 61 days' prior notice to the company increasing the issuance limitation to 9.99% of the number of shares of common stock outstanding immediately after giving effect to the issuance of shares upon exercise of the warrant (the "9.99% Blocker"). Upon such a change by a holder of the issuance limitation from a 4.99% Blocker to a 9.99% Blocker, the issuance limitation may not be further waived by such holder.

Item 5. Ownership of Five Percent or Less of a Class.

        If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following | |

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Adviser, and Cannell, the majority owner and managing member of Adviser, have the right or the power to direct the receipt of dividends from Common Stock, and to direct the receipt of proceeds from the sale of Common Stock to Adviser's investment advisory clients. No single investment advisory client of Adviser owns more than 5% of the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

        Not Applicable

Item 8. Identification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable.

Item 10.    Certification:

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                   SIGNATURE
Date:  February 5, 2007


                             J. CARLO CANNELL

                           /s/ J. Carlo Cannell
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                             J. Carlo Cannell